[GRAPHIC APPEARS HERE]

                                                                January 5, 2010

Mark A. Cowan, Esq.
Senior Counsel
Office of Insurance Products
The United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

                    Re: Genworth Life & Annuity VA Separate Account 2
                        Genworth Life and Annuity Insurance Company
                        Pre-Effective Amendment filed on Form N-4
                        File Nos. 333-162503 and 811-21892

                        Genworth Life of New York VA Separate Account 3 Genworth Life Insurance Company of New York Pre-Effective Amendment filed on Form N-4
                        File Nos. 333-162506 and 811-22339

                        Genworth Life of New York VA Separate Account 3 Genworth Life Insurance Company of New York Pre-Effective Amendment filed on Form N-4
                        File Nos. 333-162504 and 811-22339

Dear Mr. Cowan:

On January 4, 2010, you provided an additional comment to the above-referenced Registration Statements. I have attached a changed page to the Registration Statement for File No. 333-162503 for your reference. These revisions will also apply to the other two Registration Statements referenced above and also to the supplement that was filed pursuant to Rule 485(a) for File No. 333-143407. As discussed in a telephone conversation on January 5, 2010, we will file Rule 497 filings for all four products that reflect this change.

Mark A. Cowan, Esq.
January 5, 2010
Page 2

We hope that this adequately responds to your comment.

Thank you for your assistance in this matter. Should you have any questions, please do not hesitate to contact me at 804.289.3545 or via e-mail at michael.pappas@genworth.com.

Sincerely,

/s/ Michael D. Pappas

Michael D. Pappas
Associate General Counsel

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After your Systematic Withdrawals begin, you may change the frequency and/or amount of your payments subject to the following:

   (1) you may request only one such change in a calendar quarter; and

   (2) if you did not elect the maximum amount you could withdraw under this program at the time you elected the current series of Systematic Withdrawals, then you may increase the remaining payments up to the maximum amount.

A Systematic Withdrawal program will terminate automatically when a Systematic Withdrawal would cause the remaining Contract Value to be less than $1,000. If a Systematic Withdrawal would cause the Contract Value to be less than $1,000, then we will not process that Systematic Withdrawal transaction. You may discontinue Systematic Withdrawals at any time by notifying us in writing at our Home Office or by telephone. You may request that we pay any remaining payments in a lump sum. SEE the "Requesting Payments" provision of this prospectus.

Each Systematic Withdrawal is subject to federal income taxes on any portion considered gain for tax purposes. In addition, you may be assessed a 10% IRS penalty tax on Systematic Withdrawals if you are under age 59 1/2 at the time of the withdrawal.

Both partial withdrawals at your specific request and withdrawals under a Systematic Withdrawal program will count toward the limit of the amount that you may withdraw free of any surrender charges in any contract year under the free withdrawal privilege. SEE the "Surrender Charge" provision of this prospectus. In addition, if you elect Income Protector, partial withdrawals and withdrawals under a Systematic Withdrawal program may also reduce the amount of the guaranteed minimum withdrawal benefit you are eligible to receive under the terms of the rider. SEE the "Income Protector" provision below. Partial withdrawals under a Systematic Withdrawal program may also reduce your death benefit. SEE "The Death Benefit" provision of this prospectus. Your Systematic Withdrawal amount may be affected if you take an additional partial withdrawal.

There is no charge for participation in the Systematic Withdrawal program, however, we reserve the right to prohibit participation in Systematic Withdrawal and Dollar Cost Averaging programs at the same time. We also reserve the right to discontinue and/or modify the Systematic Withdrawal program upon 30 days written notice to owners.

INCOME PROTECTOR

Income Protector provides guaranteed withdrawals for the life of the Annuitant(s), based on purchase payments made in the first contract year, with upside potential, provided you meet certain conditions. First, you must allocate all purchase payments and Contract Value to the prescribed Investment Strategy. You must also limit total Gross Withdrawals in each Benefit Year to an amount no greater than the Withdrawal Limit. Then, you will be eligible to receive total Gross Withdrawals in each Benefit Year equal to the Withdrawal Limit until the last death of an Annuitant.

You may purchase Income Protector with or without the Principal Protection Death Benefit. The Principal Protection Death Benefit is a feature available only with Income Protector. It cannot be elected separately from Income Protector. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. If you purchase Income Protector with the Principal Protection Death Benefit, a charge will be assessed for the Principal Protection Death Benefit that is in addition to the charge for the guaranteed minimum withdrawal benefit under the rider.

Income Protector is designed for an investor seeking a minimum lifetime income benefit, with upside potential, and who is comfortable with certain investment restrictions and withdrawal limits. Investors that may need annual income greater than the calculated Withdrawal Limit or who cannot adhere to the stated investment restrictions should carefully consider whether Income Protector is an appropriate investment choice. In addition, investors that have significant assets, and who are unconcerned with depleting those assets in retirement, may also want to consider other options. Investors should read the contract and prospectus carefully and should consult with a financial and tax adviser before purchasing the contract and any rider.


THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT PROVIDED UNDER THE RIDER MAY BE REDUCED OR LOST BASED ON THE WITHDRAWALS YOU TAKE FROM THE CONTRACT. FOR EXAMPLE, YOUR GUARANTEED MINIMUM WITHDRAWAL BENEFIT WILL BE REDUCED IF YOU TAKE EXCESS WITHDRAWALS IN A BENEFIT YEAR. SEE THE "IMPACT OF WITHDRAWALS" PROVISION BELOW. YOU WILL ALSO LOSE THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT IF YOU ANNUITIZE OR SURRENDER THE CONTRACT OR IF YOU ELECT TO TERMINATE THE RIDER ON ANY CONTRACT ANNIVERSARY ON OR AFTER THE SEVENTH CONTRACT ANNIVERSARY. IN ADDITION, IF, AFTER A WITHDRAWAL, (I) YOUR


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